Mail Stop 4561

July 26, 2007

VIA USMAIL and FAX (650) 551 - 9901

Mr. Ian Rice
Chief Executive Officer
Intelligentias, Inc.
303 Twin Dolphin Drive, 6th Floor
Redwood City, California 94065

>   **Re: Intelligentias, Inc.**
>   **Form 10-KSB for the year ended 12/31/2006**
>   **Filed on 4/13/2007**
>   **File No. 333-124460**

Dear Mr. Ian Rice:

        We have reviewed your above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your document. As such, all persons who are responsible for the adequacy and accuracy of the disclosures are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

        In our comments, we may ask you to provide us with information so we may better understand your disclosures. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

Financial Statements and Notes

Note 4 – Intangible Assets

1.   Please advise us your basis for aggregating all the Systeam intangible assets
        acquired as intellectual property instead of by each major intangible asset class
        (i.e. patents, trademarks, source codes, etc.) as described in the first paragraph of
        your MD&A. Reference is made to SFAS 142.

Certifications

2.   We note that the identification of the certifying individual at the beginning of the
        certification required by Exchange Act Rule 13a-14(a) also includes the title of
        the certifying individual. Considering that the certifications must be signed in a
        personal capacity, please confirm to us that your officers signed such
        certifications in a personal capacity and that you will revise your certifications in
        future filings to exclude the title of the certifying individual from the opening
        sentence.

                                    *   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please submit a response letter on EDGAR
that keys your responses to our comments and provides any requested information.
Detailed response letters greatly facilitate our review. Please understand that we may
have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosures in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosures, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that

    •   the company is responsible for the adequacy and accuracy of the disclosures in
        the filings;

    •   staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Wilson K. Lee, at (202) 551-3468 or me at (202) 551- 3413 if you have questions.

Sincerely,

Cicely LaMothe
Branch Chief